[Letterhead of Sullivan & Cromwell LLP]

March 2, 2011

Via Email and EDGAR

Mr. John M. Ganley,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	OFS Capital, LLC

(Form N-2, File Nos. 333-166363 & 814-00813)

Dear John:

Per our prior discussion, in the interest of expediting your review of the Registration Statement on Form N-2 filed by our client, OFS Capital, LLC (the “Company”), with the Securities and Exchange Commission, as most recently amended on October 5, 2010, we are providing to the staff supplementally the following in draft form:

1.	Consolidated financial statements for the Company (attached as Annex A hereto); and

2.	Financial statements for OFS Capital WM, LLC (attached as Annex B hereto).

As discussed, these are still in draft form and, as a result, the attached financials are subject to change. If you have any questions or comments regarding the above, please feel free to call me on (310) 712-6603.

Very truly yours,

/s/ Patrick S. Brown

Patrick S. Brown

cc:	Glenn R. Pittson

(OFS Capital, LLC)

Jonathan H. Talcott

(Nelson Mullins Riley & Scarborough LLP)

Annex A

OFS Capital, LLC (f/k/a: Old Orchard First Source

Asset Management, LLC) and Subsidiaries

Consolidated Financial Report

December 31, 2010 and 2009

OFS Capital, LLC and Subsidiaries

(f/k/a: Old Orchard First Source Asset Management, LLC and Subsidiaries)

Consolidated Balance Sheets

(Amounts in thousands)

	December 31,
	2010	2009

Assets

Cash and cash equivalents	$942	$7,373
Loans receivable, net of allowance for losses of $356 and $18,793, respectively	4,265	217,354
Loan held for sale	—	1,731
Loans receivable pledged to creditors, net of allowance for losses of $1,417 and $0, respectively	81,263	—
Interest receivable and other assets	170	538
Interest receivable pledged to creditors	277	—
Deferred financing closing costs, net of accumulated amortization of $3,092 and $2,449, respectively	—	1,500
Deferred offering costs	2,204	—
Equity investments	63,891	53

Total assets	$153,012	$228,549

Liabilities and Members’ Equity

Liabilities
Revolving line of credit	$—	$113,208
Interest payable	—	21
Payable under securities loan agreement	80,293	—
Due to affiliated entities, net	1,523	3,914
Accrued expenses and accounts payable	1,674	56

Total liabilities	83,490	117,199

Commitments and Contingencies

Members’ equity	69,522	111,350

Total liabilities and members’ equity	$153,012	$228,549

See Notes to Consolidated Financial Statements.

OFS Capital, LLC and Subsidiaries

(f/k/a: Old Orchard First Source Asset Management, LLC and Subsidiaries)

Consolidated Statements of Operations

(Amounts in thousands)

	For the Years Ended December 31,
	2010	2009
Interest income:
Interest and fees on loans	$10,253	$16,812
Interest and dividends on securities	—	244
Interest from related party	—	467

Total interest income	10,253	17,523

Interest expense:
Interest on borrowed funds	3,654	6,772
Interest to related party	—	359

Total interest expense	3,654	7,131

Net interest income	6,599	10,392
Loan loss provision (recovery)	(2,390)	6,886

Net interest income after loan loss provision (recovery)	8,989	3,506

Non interest income:
Gain on sale of equity investments	—	188
Gain on sale of loans, net	—	924
Gain on sale of Vidalia interest	—	4,918
Gain on restructuring of loans	152	—
Writedown of affiliated structured security	—	(346)
Impairment of other equity interests	—	(473)
Management fee income - related party	—	4,575
Income from Vidalia	—	522
Income from equity interest in OFS Capital WM	1,295	—
Fee income	185	1,069
Other income	52	203
Unrealized gain on warrants	19	—

Total non interest income	1,703	11,580

Non interest expenses:
Amortization of deferred financing closing costs	643	1,050
Write-off of unamortized deferred financing costs	857	2,008
Loss on sale of loans, net	1,641	—
Management fee - related party	1,850	—
Compensation and benefits	—	5,211
Professional fees	194	2,182
Consulting fees - related party	—	180
Other administrative expenses	268	1,233

Total non interest expense	5,453	11,864

Income before income tax benefit	5,239	3,222
Income tax benefit	—	(36)

Net income	$5,239	$3,258

See Notes to Consolidated Financial Statements.

OFS Capital, LLC and Subsidiaries

(f/k/a: Old Orchard First Source Asset Management, LLC and Subsidiaries)

Consolidated Statements of Changes in Members’ Equity

(Amounts in thousands)

	For the Years Ended December 31,
	2010	2009
Members’ equity, January 1, 2010 and 2009, respectively	$111,350	$125,037

Net income	5,239	3,258
Contributions	19,942	—
Corporate reorganization distribution	—	(13,305)
Distributions	(67,009)	(3,640)

Members’ equity, December 31, 2010 and 2009, respectively	$69,522	$111,350

See Notes to Consolidated Financial Statements.

OFS Capital, LLC and Subsidiaries

(f/k/a: Old Orchard First Source Asset Management, LLC and Subsidiaries)

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2010	2009
Cash Flows From Operating Activities
Net income	$5,239	$3,258
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and write-off of deferred financing closing costs	1,500	3,058
Depreciation	—	59
Amortization of loan premium	22	13
Amortization of deferred fee revenue	(499)	(856)
Amortization of deferred origination cost	81	112
Cash collection of deferred fee revenue	139	685
Reversal of paid-in-kind interest income on non-accrual loans	482	458
Loan loss provision (recovery)	(2,390)	6,886
Gain on sale of equity investments	—	(188)
(Gain) loss on sale of loans, net	1,641	(924)
Gain on loan restructurings	(152)	—
Gain on sale of Vidalia interest	—	(4,918)
Income from equity investment in OFS Capital WM	(1,295)	—
Income from Vidalia	—	(522)
Writedown of affiliated structured security	—	346
Impairment of other equity interests	—	473
Equity interest received in debt restructuring	—	(53)
Deferred tax asset	—	(126)
Unrealized gain on warrants	(19)	—
Changes in operating assets and liabilities:
Interest and fee receivable	562	807
Accrued paid-in-kind interest	(933)	(969)
Interest receivable due from members	—	(467)
Fee receivable from related party	—	(492)
Prepaid expenses and other current assets	(167)	(28)
Interest payable	(20)	(28)
Due to affiliated entities	(665)	—
Accrued expenses and accounts payable	(60)	58

Net cash provided by operating activities	3,466	6,642

Cash Flows From Investing Activities
Loan receivables originations	(550)	—
Loan receivables collections and payoffs	25,452	25,550
Net (advance) paydown on revolving lines of credit to borrowers	(1,655)	912
Collections and payoffs on loans receivable pledged to creditors	13,944	—
Interest receivable pledged to creditors	(546)	—
Collections on interest receivable pledged to creditors	269	—
Change in restricted cash balance	—	1,910
Purchases of fixed and other assets	—	(14)
Purchases of structured securities	—	(735)
Return of capital from investment in affiliated structured security	—	22
Payments received from Vidalia investment	—	2,040
Proceeds from sale of equity investments	—	188
Proceeds from sale of Vidalia interest, net of closing costs	—	33,579
Proceeds from sale of loans and structured securities	29,395	9,425
Investments in OFS Capital WM	(411)	—

Net cash provided by investing activities	65,898	72,877

(Continued)

OFS Capital, LLC and Subsidiaries

(f/k/a: Old Orchard First Source Asset Management, LLC and Subsidiaries)

Consolidated Statements of Cash Flows

(Amounts in thousands)

Cash Flows From Financing Activities
Repayment of advance due to affiliated entities	(1,829)	—
Advance from affiliated entities	1,812	—
Payable under loan securities agreement	36,255	—
Repayment of payable under loan securities agreement	(13,305)
Contribution from member	19,525	—
Distributions to members	(4,523)	(3,365)
Payments to former member	—	(500)
Proceeds from revolving line of credit from lender	14,282	4,687
Repayment of revolving line of credit to lender	(127,488)	(106,329)
Payment of financing closing costs	—	(147)
Cash transferred from corporate reorganization	—	(2,103)
Deferred offering costs	(524)	—

Net cash used in financing activities	(75,795)	(107,757)

Net decrease in cash and cash equivalents	$(6,431)	$(28,238)

Cash and cash equivalents — beginning of year	7,373	35,611

Cash and cash equivalents — end of year	$942	$7,373

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest	$1,579	$7,159
Cash paid during the period for income taxes	—	3

Supplemental Disclosure of Noncash Financing and Investing Activities:
Member distribution declared but not paid	$—	$1,100
Loans in exchange for equity interests during loan restructurings	12,708	2,690
Reversal of loan loss reserve for loans exchanged for equity in loan restructurings	6,487	2,690
Loans distributed to OFSAM on September 28, 2010	67,248	—
Equity interests distributed to OFSAM on September 28, 2010	1,533	—
Loan held for sale distributed to OFSAM on September 28, 2010	1,860	—
Reversal of loan loss reserve for loans distributed to OFSAM	6,736	—
Write-off of loan discounts upon OFSAM loan distribution, net	104	—
100% equity interest in OFS Capital WM received as part of the consideration for loans transferred to OFS Capital WM on September 28, 2010	57,342	—
Write-off of loan loss reserve for loans sold to OFS Capital WM	2,182	—
Reclassification of loans to loan held for sale	5,000	—
Reversal of loan loss reserve for loan sold	459	—

(Continued)

OFS Capital, LLC and Subsidiaries

(f/k/a: Old Orchard First Source Asset Management, LLC and Subsidiaries)

Consolidated Statements of Cash Flows

(Amounts in thousands)

Supplemental Disclosure of Noncash Financing and Investing Activities:
December 31, 2009 corporate reorganization distribution
Interest and fee receivable	$—	$98
Interest and fee receivable due from members	—	627
Fee receivable due from related party	—	635
Other receivable	—	697
Due from affiliated entities	—	3,914
Loans receivable, net of allowances for losses of $5,531	—	5,851
Investment in structured securities	—	9,000
Investment in affiliated structured security	—	1,973
Other assets	—	729
Note payable due to former member	—	(9,173)
Interest payable due to former member	—	(61)
Member distributions declared but not paid	—	(1,100)
Accounts payable and accrued expenses	—	(1,988)

	$—	$11,202

See Notes to Consolidated Financial Statements.

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 1.	Nature of Business

Organization: OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) (“OFS Capital”, the “Company”, or “we”) and affiliates, is a finance company and invests primarily in loans and other assets for its own account. Prior to the December 31, 2009 corporate reorganization (see Reorganization below for more information), it was the holding company for a group of wholly owned subsidiaries including OFS Finance, LLC (Finance), OFS Funding LLC (Funding), OFS Funding I, LLC (Funding I), Orchard Plainfield Investments, LLC (OPI), OFS Agency Services, LLC (Agency), and Orchard First Source Capital, Inc. (OFSC), was a manager of a collateralized loan obligation (CLO) and it owned 5.65% of the income notes of the CLO, known as OFSI Fund III, Ltd. (Fund III), which is a Passive Foreign Investment Corporation (PFIC).

Reorganization: On December 31, 2009, the Company completed a reorganization (Reorganization) upon which:

A new holding entity named New Orchard First Source Asset Management, LLC (subsequently renamed ”Orchard First Source Asset Management, LLC”) (OFSAM) was created;

The Company was renamed to Old Orchard First Source Asset Management, LLC, and then to OFS Capital, LLC in March 2010 (OFS Capital);

The members of OFS Capital contributed all their interests in OFS Capital to OFSAM and as of December 31, 2009, owned the same respective interests in OFSAM as they owned in OFS Capital;

OFS Capital became a direct wholly owned subsidiary of OFSAM;

OFS Capital and its wholly owned direct subsidiary, Finance, transferred substantially all of their assets to OFSAM, excluding OFS Capital’s direct ownership interest in Finance and Finance’s direct ownership interest in Funding, which were formed for the purpose of generating and holding middle market debt instruments.

The Reorganization was accounted for at historical cost since it represented transfers and exchanges among entities under common control. Accordingly, no gain or loss was recognized from the Reorganization.

The following pro forma presentation assumes the Reorganization took place on January 1, 2009 and shows the pro forma effect on income from operations:

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 1.	Nature of Business (Continued)

	Year Ended December 31, 2009
	Historical	Pro Forma
Interest income:
Interest and fees on loans	$16,812	$14,845
Interest and dividends on securities	244	115
Interest from related party	467	—

Total interest income	17,523	14,960

Interest expense:
Interest on borrowed funds	6,772	6,772
Interest to related party	359	—

Total interest expense	7,131	6,772

Net interest income	10,392	8,188

Loan loss provision	6,886	7,189

Net interest income after loan loss provision	3,506	999

Non interest income:
Gain on sale of equity investments	188	—
Gain on sale of loans, net	924	—
Gain on sale of Vidalia interest	4,918	4,918
Writedown of affiliated structured security	(346)	—
Impairment of other equity interests	(473)	(344)
Management fee income - related party	4,575	—
Income from Vidalia	522	522
Fee income	1,069	488
Other income (expense)	203	(86)

Total non interest income	11,580	5,498

Non interest expenses:
Amortization of deferred financing closing costs	1,050	1,050
Write-off of unamortized deferred financing costs	2,008	2,008
Management fee - related party	—	2,762
Compensation and benefits	5,211	—
Professional fees	2,182	214
Consulting fees - related party	180	—
Other administrative expenses	1,233	165

Total non interest expense	11,864	6,199

Income before income tax benefit	3,222	298

Income tax benefit	(36)	—

Net income	$3,258	$298

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 1.	Nature of Business (Continued)

Effective September 22, 2010, Finance was merged into OFS Capital and its 100% membership interest in Finance was canceled. Accordingly, Finance transferred its 100% membership interest in Funding to OFS Capital.

On September 28, 2010, as a result of the OFS Capital WM Transaction (see Note 3), OFS Capital became the 100% equity owner of OFS Capital WM, LLC (“OFS Capital WM”).

From time to time, the term OFS Capital, the Company, or we may be used herein to refer to OFS Capital, individually, or OFS Capital and/or one or more of its affiliates either collectively or individually.

Note 2.	Summary of Significant Accounting Policies

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary - Funding. The Company consolidates an affiliated subsidiary if it owns more than 50 percent of the subsidiary’s equity, with the exception of OFS Capital WM. All intercompany balances and transactions have been eliminated in consolidation.

OFS Capital WM is a recently formed wholly owned subsidiary of OFS Capital with the limited purpose of holding, acquiring, managing and financing senior secured loan investments to middle-market companies in the United States. The Company has determined OFS Capital WM is a variable interest entity (“VIE”) of OFS Capital under the applicable provisions of FASB Accounting Standards Codification Topic 810 (ASC Topic 810). OFS Capital, as the owner of 100% of the equity, has the obligation to absorb losses and the right to receive benefits, either of which could be significant to the VIE. However, despite its 100% equity interest in OFS Capital WM, OFS Capital is not the primary beneficiary of OFS Capital WM as it lacks the power, through voting interests or similar rights, to direct the activities of OFS Capital WM that most significantly impact its economic performance.

The Company has concluded MCF Capital Management, LLC (the “Loan Manager”), is the primary beneficiary of OFS Capital WM. Under the terms of the loan facility of OFS Capital WM, the Loan Manager has the authority to service, administer and exercise rights and remedies in respect of the assets in OFS Capital WM’s portfolio. The Loan Manager also has the authority to determine whether to cause assets to be sold or acquired by OFS Capital WM, subject to certain limited circumstances where the Company has consent rights, as administrative manager of OFS Capital WM. OFS Capital carries out limited duties of OFS Capital WM. For its service, the Loan Manager receives a fee as defined by the loan documents entered into between OFS Capital WM, the Loan Manager, and the lenders that provide the loan facilities of OFS Capital WM on September 28, 2010. Madison Capital Funding, LLC (“Madison Capital”), is an affiliated entity of the Loan Manager that provides a portion of the loan facility to OFS Capital WM. The Company believes the Loan Manager’s right to receive a loan management fee from OFS Capital WM, the interest of its related party in the class B loans of OFS Capital WM, and the implicit financial responsibility of the Loan Manager to ensure the VIE operates as designed are significant to OFS Capital WM.

Since the Loan Manager is the primary beneficiary of OFS Capital WM, the Company will not consolidate the financial statements of OFS Capital WM but instead account for its ownership interest under the equity method of accounting. As of December 31, 2010, the Company’s equity interest in OFS Capital WM was carried at $59,049. See Note 3 for more details about OFS Capital WM and the September 28, 2010 OFS Capital WM Transaction.

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 2.	Summary of Significant Accounting Policies (Continued)

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (“FASB”). The FASB sets generally accepted accounting principles (“GAAP”) that the Company follows to ensure consistent reporting of financial condition, results of operations and cash flows. In June 2009, the FASB issued SFAS No. 168, FASB Accounting Standards CodificationTM (“Codification”) and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (“SFAS 168”) (ASC Topic 105), which is the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification does not change GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. One level of authoritative GAAP exists, other than guidance issued by the SEC. All other accounting literature excluded from the Codification is considered non-authoritative. The Codification was made effective by the FASB for periods ending on or after September 15, 2009. These consolidated financial statements reflect the guidance in the Codification.

Use of estimates: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where the Company uses estimates are the determination of the allowance for loan losses, valuation of equity investments, and the fair value of financial instruments. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents consist of cash and highly liquid investments not held for resale with original maturities of three months or less. Prior to the payoff of the revolving line of credit (“LOC”) on September 28, 2010 (see Note 6), with the exception of periodic distributions to OFS Capital, the cash held in Funding was not freely available for OFS Capital’s general operations. Such cash was primarily available to repay indebtedness under the LOC Amended and Restated Sale and Servicing Agreement. On September 28, 2010, upon payoff of the outstanding loan balance and termination of the LOC, this restriction no longer existed. The total amount of cash held by Funding was $5,933 as of December 31, 2009.

Loans receivable: Loans receivable are recorded at cost.

Allowances for loan losses: The allowance for loan losses represents management’s estimate of probable losses inherent in the loan portfolio as of the balance sheet date. When determining the adequacy of the allowance for loan losses, the following factors are considered: historical internal experience and current industry conditions, economic conditions and trends, credit quality trends and other factors deemed relevant. Additions to the allowance are charged to current period earnings through the provision for loan losses. Periodically, management may determine that it is appropriate to charge-off a portion of an existing loan. Upon the resolution of a loan that has remaining outstanding amounts that have been reserved for and are determined to be uncollectible, such amounts are charged off directly against the allowance for loan losses. To the extent that an amount was not reserved, then this amount is charged off through the provision for loan losses on the consolidated statement of operations.

A company’s allowance for loan losses consists of two components, a general reserve component and a specific reserve component.

The general component of the allowance for loan losses is determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies (ASC Topic 450). The general component represents a company’s estimate of losses inherent, but unidentified, in its portfolio as of the balance sheet date. The general component of the allowance for loan losses is estimated based upon a review of the loan portfolio’s risk characteristics and analysis of the loans in the portfolio to arrive at an estimated probability of default and estimated

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 2.	Summary of Significant Accounting Policies (Continued)

severity of loss based, among other things, on loan type, internal risk rating, and overall consideration of general economic conditions and trends.

The specifically allocated component of a company’s allowance for loan losses is generated from individual loans that are impaired and for which the estimated allowance for loan losses is determined in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan (ASC Topic 310). The Company considers a loan to be impaired when, based on current information and events, it believes it is probable that it will be unable to collect all contractual principal and interest amounts due on the loan.

Non-accrual loans: Loans on which the accrual of interest income has been discontinued are designated as non-accrual loans, and further designated as either non-accrual cash method or non-accrual cost recovery method. Loans are generally placed on non-accrual when a loan either: (i) is delinquent for 90 days or more on principal or interest based on contractual terms of the loan (unless well secured and in the process of collection), or (ii) in the opinion of OFS Capital’s management, has reasonable doubt about the collectability. When loans are placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Interest accruals are resumed on non-accrual loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

Loan origination fees and costs: Loan origination fees and costs are deferred, recorded as part of loans receivable and amortized over the life of the loan as an adjustment to the yield in interest income. On September 28, 2010, in connection with the loans distributed by the Company to OFSAM (see Note 4), the Company transferred all unamortized loan origination fees and costs on loans distributed to OFSAM in the total amount of $143. At December 31, 2010 and 2009, unamortized loan origination fees and costs were $356 and $628, respectively. For the years ended December 31, 2010 and 2009, the Company recognized net loan origination fee income of $448 and $731, respectively.

Loans held for sale: Once the Company has made a decision to sell loans not previously classified as held for sale, such loans are transferred into held-for-sale classification and carried at the lower of cost or fair value. At the time of the transfer into the held-for-sale classification, any amount by which cost exceeds fair value is accounted for as a valuation allowance.

Troubled Debt Restructuring: A loan is classified as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession (or concessions) to the borrower that it would not otherwise consider. Such concessions may include rate reductions, principal forgiveness, extension of maturity date and other actions intended to minimize potential losses.

Deferred financing closing costs: Deferred financing costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings. These amounts were amortized over the estimated average life of the borrowings. For the years ended December 31, 2010 and 2009, amortization expense amounted to $643 and $1,050, respectively. In January 2009, in connection with its voluntary reduction of LOC, the Company wrote off the then unamortized deferred financing closing costs in the amount of $2,008 in proportion to the reduction of its loan capacity. The remaining unamortized deferred financing costs relating to the original SSA were amortized over the term of the Amended SSA (see Note 6). On September 28, 2010, upon payoff of the outstanding loan balance under the LOC, the Company wrote off the remaining unamortized deferred financing closing costs in the amount of $857 (see Note 6).

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 2.	Summary of Significant Accounting Policies (Continued)

Deferred offering costs: The Company defers costs related to its proposed public offering until completion of the offering. These costs included professional fees, registration costs, printing, and other miscellaneous offering costs. As of December 31, 2010, the Company has recorded $2,204 of deferred offering costs, of which $1,674 was unpaid and accrued for at December 31, 2010.

Equity investments: The Company has received various equity ownership interests from its borrowers as partial considerations for loan modifications or restructurings or from exercising its rights under various loan documents. The Company applies foreclosure accounting and records these equity interests at fair value at the time of the loan restructurings. The equity interests are reviewed subsequently for potential impairment. In January 2010, the Company received equity interests from borrowers during loan restructurings, which were valued at $4,396. In July 2010, the Company received an additional equity interest from a borrower during a loan restructuring, which was valued at $1,825. On September 28, 2010, in connection with the loan distribution to OFSAM, the Company also distributed equity interests to OFSAM with the carrying value of $1,533.

In connection with certain lending arrangements, the Company received warrants to purchase shares of stock from the borrowers. Because the warrant agreements contain net exercise or “cashless” exercise provisions, the warrants qualify as derivative instruments under ASC Topic 815. The warrants are considered loan fees and are recorded as unearned loan income on the grant date. The unearned income is recognized as interest income over the contractual life of the related loan in accordance with the Company’s income recognition policy. As all the warrants held are deemed to be derivative, they are periodically measured at fair value. Any adjustment to fair value is recorded through earnings as net unrealized gain or loss on warrants. Gain from the disposition of the warrants or stock acquired from the exercise of warrants, are recognized as realized gains on warrants. During the fourth quarter of 2009, the Company received the initial two warrants issued by one borrower, which were valued at an aggregate of $53 at December 31, 2009. In February 2011, in connection with the payoff of the restructured debt by the borrower, as prescribed by the restructured loan agreement, the Company forfeited its rights under these two warrants. As a result, as of December 31, 2010, the Company wrote off these two warrants and reversed the unrealized gain (loss) recognized on the warrants in 2010. During 2010, the Company received three additional warrants issued by another borrower, which were valued by the Company at $156. These warrants were reported as part of equity investments in the accompanying consolidated balance sheets. For the year ended December 31, 2010, the Company recorded an unrealized gain on warrants of $19. The Company did not recognize any unrealized gain or loss on warrants in 2009.

On September 28, 2010, as a result of the OFS Capital WM Transaction (see Note 3), the Company received 100% of the equity ownership interest in OFS Capital WM. The Company does not consolidate its investment in OFS Capital WM but applies the equity method of accounting for its investment in OFS Capital WM. Under the equity method of accounting, the Company records its investment in OFS Capital WM as an asset on its consolidated balance sheet. The Company’s 100% share of the net income or loss of OFS Capital WM is included in “Income (loss) from equity interest in OFS Capital WM” in the Consolidated Statements of Operations. On September 28, 2010, the Company’s equity investment in OFS Capital WM was recorded at $57,743, which equaled the fair value of the equity of OFS Capital WM on the date of the OFS Capital WM Transaction. The Company made an additional investment of $11 during the fourth quarter of 2010. As of December 31, 2010, the Company’s equity investment in OFS Capital WM was carried at $59,049.

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 2.	Summary of Significant Accounting Policies (Continued)

Interest income: Interest on loans is credited to income as earned. Interest receivable is accrued only if deemed collectible. The Company accrues interest income until certain events take place, which may place a loan into a non-accrual status. For loans with contractual payment-in-kind interest, which represents contractual interest accrued and added to the principal balance that generally become due at maturity, the Company will not accrue payment-in-kind interest if the portfolio company valuation indicates that the payment-in-kind interest is not collectible.

Interest expense: Interest expense is recognized on the accrual basis.

Concentration of credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash deposits at financial institutions. At various times during the year, the Company may exceed the federally insured limits. To mitigate this risk, the Company places cash deposits only with high credit quality institutions. Management believes the risk of loss is minimal.

Income taxes: OFS Capital does not record a provision for federal income taxes or deferred tax benefits because its income is taxable to its member. The financial statements therefore, reflect OFS Capital’s transactions without adjustments, required for federal income tax purposes with the exception of appropriate federal and state income tax provisions for OFSC through December 31, 2009, as this entity is a corporation and income taxes are accrued and paid based on this entity’s taxable income. On December 31, 2009, as a result of the Reorganization, OFS Capital transferred its 100% stock ownership interest in OFSC to OFSAM.

The Company follows the guidance in FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”) (ASC Topic 740). FIN 48 (ASC Topic 740) clarifies the accounting for uncertainty in income taxes recognized in companies’ financial statements in accordance with tax accounting standards. FIN 48 (ASC Topic 740) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition: the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 (ASC Topic 740) also provides guidance on derecognition of recognized tax benefits, classification, interest and penalties, accounting in interim periods, disclosure and transition. In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, Definition of Settlement in FASB Interpretation No. 48 (“FSP FIN 48-1”) (ASC Topic 740), which provides guidance on how a company should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted FIN 48 (ASC Topic 740) at January 1, 2009 and has applied the provisions of FSP FIN 48-1. The application of FIN 48 (ASC Topic 740) did not have a significant effect on the Company’s financial position or its results of operations and there were no material uncertain income tax positions at December 31, 2010 and for the years ended December 31, 2010 and 2009. The Company is not subject to examination by U.S. federal or state tax authorities for tax years before 2007.

Reporting segments: In accordance with segment guidance set by Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information (ASC Topic 280), the Company has determined that it has a single reporting segment and operating unit structure.

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 2.	Summary of Significant Accounting Policies (Continued)

Recent accounting pronouncements: In January 2010, the FASB issued ASU No. 2010-06—Fair Value Measurements and Disclosure (ASC Topic 820)—Improving Disclosures about Fair Value Measurements (“ASU 2010-6”). ASU 2010-06 amends ASC Topic 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The adoption of this pronouncement did not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2010, the FASB amended its authoritative guidance related to subsequent events to alleviate potential conflicts with current SEC guidance. Effective immediately, these amendments remove the requirement that an SEC filer disclose the date through which it has evaluated subsequent events. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

The FASB issued ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, will help investors assess the credit risk of a company’s receivables portfolio and the adequacy of its allowance for credit losses held against the portfolios by expanding credit risk disclosures. This ASU requires more information about the credit quality of financing receivables in the disclosures to financial statements, such as aging information and credit quality indicators. Both new and existing disclosures must be disaggregated by portfolio segment or class. The disaggregation of information is based on how a company develops its allowance for credit losses and how it manages its credit exposure. The ASU is effective for non SEC registrants for annual reporting periods ending on or after December 15, 2011. The adoption of ASU 2010-20 is not expected to have a significant impact on the Company’s consolidated financial position or results of operations.

ASC Topic 310 “Receivables.” New authoritative accounting guidance under ASC Topic 310, “Receivables,” amended prior guidance to provide a greater level of disaggregated information about the credit quality of loans and leases and the Allowance for Loan and Lease Losses (the “Allowance”). The new authoritative guidance also requires additional disclosures related to credit quality indicators, past due information, and information related to loans modified in a troubled debt restructuring. The provisions of the new authoritative guidance under ASC Topic 310 will be effective in the reporting period ending December 31, 2010. The new authoritative guidance amends only the disclosure requirements for loans and leases and the allowance; the adoption did not have an impact on the Company’s statements of income and financial condition.

FASB ASC 310 Receivables, Sub-Topic 310-30 Loans and Debt Securities Acquired with Deteriorated Credit Quality (“Subtopic 310-30”) was amended to clarify that modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. The amendments do not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within ASC 310 Subtopic 310-40 Troubled Debt Restructurings by Creditors. The new authoritative accounting guidance under Subtopic 310-30 became effective in the third quarter of 2010 and did not have an impact on the Company’s financial statements.

Reclassifications: Certain amounts previously reported have been reclassified where appropriate to conform to the current year’s presentation. These reclassifications have no effect on the reported net income for 2009.

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 3.	OFS Capital WM, LLC Transaction and Subsequent Events

On September 28, 2010, OFS Capital entered into a Loan Sale Agreement with OFS Capital WM, LLC (“OFS Capital WM”), pursuant to which OFS Capital transferred eligible loans or its 100% participating interest in certain loans as defined by the agreement (“Eligible Loans”) with $96,906 in principal to OFS Capital WM in exchange for cash of $36,255 and 100% ownership interest in OFS Capital WM (“OFS Capital WM Transaction”). These loans were transferred to OFS Capital from Funding, simultaneous with the OFS Capital WM Transaction.

The OFS Capital WM Transaction was a true sale for legal purposes. Under the Loan Sale Agreement and other applicable transaction documents between the Company and OFS Capital WM (“Loan Documents”) dated September 28, 2010, OFS Capital is not permitted to revoke the sale. Wells Fargo Delaware Trust Company, N.A., acts as the trustee for the benefit of the lenders under the WM Credit Facility. The Eligible Loans are pledged by OFS Capital WM to the trustee for the benefit of the lenders. OFS Capital is not entitled or obligated to repurchase or redeem the Eligible Loans, other than a customary obligation to repurchase loans for breach of representations and warranties with respect to the eligibility of such loans. OFS Capital had the right, at its option, to purchase loans then owned by OFS Capital WM, at fair value, subject to a 20% Purchase and Substitution limit as prescribed in the Loan Documents (the “Call Right”).

OFS Capital accounted for the OFS Capital WM Transaction as a secured borrowing in accordance with the relevant provisions under ASC Topic 860 (Transfers and Servicing). Accordingly, On September 28, 2010, OFS Capital reclassified the loans it transferred to OFS Capital WM to loans receivable pledged to creditors with a carrying value of $94,442, net of allowance for loan losses of $2,181 and unamortized discount of $283, on its consolidated balance sheet. As of December 31, 2010, the carrying value of the loans receivable pledged to creditors was $81,263, net of allowance for loan losses of $1,417. OFS Capital also recognized interest income on loans pledged to creditors for the period September 29, 2010 through December 31, 2010 in the amount of $1,441 and recorded a corresponding interest receivable pledged to creditors of the same amount. The outstanding balance on interest receivable pledged to creditors was $277 at December 31, 2010. In addition, on September 28, 2010, in consideration for the cash and 100% equity interest in OFS Capital WM, the Company recorded a corresponding payable under securities loan agreement totaling $93,597. Interest expense incurred on this payable for the period September 29, 2010 through December 31, 2010 was $1,441. As of December 31, 2010, the outstanding balance of payable under securities loan agreement was $80,293. Furthermore, on September 28, 2010, the Company made an additional investment of $401 in OFS Capital WM to fund unpaid financing costs of OFS Capital WM related to the OFS Capital WM Transaction.

Subsequently, effective February 23, 2011, the Company amended the Loan Documents pursuant to which the Call Right and certain other rights of OFS Capital were removed. This amendment was entered into to ensure that the original intent of the parties to treat the OFS Capital WM Transaction as a true sale for both legal, accounting and any other purpose is satisfied and to sever any provision that may be interpreted as contrary to the intent of the parties.

The following pro forma presentation assumes the above mentioned subsequent amendment of the Loan Documents took place on December 31, 2010, which would have resulted in the sale accounting treatment of the OFS Capital WM Transaction. Under the sale accounting, the carrying value of the loans pledged to creditors, interest receivable pledged to creditors, and the payable under securities agreement will be derecognized. The difference between the receivables pledged to creditors and payable under securities agreement will be recognized as a loss from the sale in the amount of $1,247.

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 3.	OFS Capital WM, LLC Transaction and Subsequent Events (Continued)

	December 31, 2010
	Historical	Sale Accounting Adjustment	Pro Forma after Sale Accounting Adjustment

Assets

Cash and cash equivalents	$942	$—	$942
Loans receivable, net of allowance for losses of $356	4,265	—	4,265
Loans receivable pledged to creditors, net of allowance for losses of $1,417	81,263	(81,263)	—
Interest receivable and other assets	170	—	170
Interest receivable pledged to creditors	277	(277)	—
Deferred offering costs	2,204	—	2,204
Equity investments	63,891	1,058	64,949

Total assets	$153,012	$(80,482)	$72,530

Liabilities and Members’ Equity

Liabilities
Due to affiliated entities, net	$1,523	$—	$1,523
Accrued expenses	1,674	—	1,674
Payable under securities loan agreement	80,293	(80,293)	—

Total liabilities	83,490	(80,293)	3,197

Commitments and Contingencies

Members’ equity	69,522	(189)	69,333

Total liabilities and members’ equity	$153,012	$(80,482)	$72,530

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 3.	OFS Capital WM, LLC Transaction and Subsequent Events (Continued)

On September 28, 2010, concurrent with the OFS Capital WM Transaction, the Company applied all the cash proceeds from the OFS Capital WM Transaction in the amount of $36,255, together with the cash contributed by its parent, OFSAM (see Note 4) in the amount of $19,525, plus cash on hand of $3,617, to pay off Funding’s then outstanding principal and interest balance under its LOC of $56,655 (see Note 6). In addition, on September 28, 2010, Funding distributed to its parent, OFS Capital, which in turn distributed to OFSAM, loans or its 100% participating interest in certain loans with carrying value of $60,512 and equity interests with carrying value of $1,533 (“OFSAM Asset Distribution”; see Note 4).

The following pro forma presentation assumes that 1) the OFS Capital WM Transaction; 2) the OFSAM Asset Distribution, 3) Funding’s payoff of its obligations under the LOC, and 4) the subsequent amendment to the Loan Documents related to the OFS Capital WM Transaction, took place on January 1, 2010 and shows the pro forma effect on net income:

	Year Ended December 31, 2010
	Historical	Pro Forma
Interest income	$10,253	$41
Interest expense	3,654	—
Net interest income	6,599	41
Loan loss recovery	(2,390)	(2,208)
Net interest income after loan loss recovery	8,989	2,249
Non interest income	1,703	3,716
Non interest expenses	5,453	1,873
Net income	$5,239	$4,092

The above pro forma presentation includes the following adjustments and assumptions:

•

Elimination of 1) interest and fee income on loans transferred to OFS Capital WM and OFSAM as a result of the OFS Capital WM Transaction and the OFSAM Asset Distribution, and 2) interest and fee income on all loans sold to other third parties during 2010 assuming those loans would have been either transferred to OFS Capital WM or distributed in the OFSAM Asset Distribution, on January 1, 2010. Total elimination amount was $10,212.

•	Elimination of interest expense incurred on the LOC in the amount of $3,654.

•	Increase of loan loss recovery by $182 to eliminate the loan loss recovery on loans transferred to OFS Capital WM and OFSAM.

•

Dividend income of $2,250 from OFS Capital WM assuming OFS Capital WM makes a cash distribution to OFS Capital in an amount equal to all of its interest income for the period January 1 through September 28, 2010 in respect of the loans transferred to OFS Capital WM in excess of the estimated cash expenses of OFS Capital WM for such period.

•	Elimination of fee and other income on loans transferred to OFS Capital WM and OFSAM as a result of the OFS Capital WM Transaction and OFSAM Asset Distribution, in the total amount of $237.

•	Elimination of amortization and write-off of deferred financing costs related to the LOC in the amount of $1,500.

•	Elimination of net loss on sale of loans of $1,641, assuming those loans would have been transferred to OFS Capital WM or distributed to OFSAM on January 1, 2010.

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 3.	OFS Capital WM, LLC Transaction and Subsequent Events (Continued)

•	Elimination of servicing fee of $1,850 incurred by Funding to OFSAM under the Amended SSA.

•	Recording of management fee of $1,411 under the terms of the Investment Advisory Agreement between OFS Capital and its affiliated entity, OFS Capital Management, LLC.

OFS Capital WM Credit Facility

OFS Capital WM is a newly formed Delaware limited liability company. On September 28, 2010, OFS Capital WM entered into a new $180,000 secured revolving credit facility (the “WM Credit Facility”) with Wells Fargo Bank, N.A. (“Wells Fargo”) and Madison Capital, with the class A lenders (initially Wells Fargo) providing up to $135,000 in the class A loans and the class B lenders (initially Madison Capital) providing up to $45,000 in class B loans to OFS Capital WM. The WM Credit Facility is secured by the Eligible Loans transferred to OFS Capital WM by OFS Capital on the date of the OFS Capital WM Transaction and any eligible loan assets subsequently acquired by OFS Capital WM. The loan facilities with Wells Fargo and Madison Capital have five- and six-year terms, respectively, and both facilities provide a one-year option for extension upon the approval of the class A and class B lenders. The loan facilities have a reinvestment period of two years after the closing date of the WM Credit Facility and can be extended by one year with the consent of each lender. OFS Capital WM is obligated to pay interest on outstanding class A loans and class B loans on each quarterly payment date. Outstanding class A loans accrue interest at a daily rate equal to LIBOR plus 3.00%. Outstanding class B loans accrue interest at a daily rate equal to LIBOR plus 4.00%. OFS Capital WM has the right to repay loans outstanding under the facility in part from time to time. OFS Capital WM also has the right to repay the facility in full at any time. However, in the event of a repayment of the facility in full in the first or second year of the facility, OFS Capital WM is subject to a prepayment penalty of 2.0% in year one and 1.0% in year two, respectively, of the maximum facility amount. The unused commitment fee on the class A loan facility is 0.5% per annum for the first six months after the WM Credit Facility closing date and thereafter (1) 0.5% of the first $25,000 of the unused facility and (2) 2% of the balance in excess of $25,000. The unused commitment fee on the class B loan facility is 0.5% per annum.

As of December 31, 2010, the outstanding balance was $29,869 and $20,000, respectively, on the class A and class B loan facilities. In connection with the WM Credit Facility, OFS Capital WM incurred financing costs of $3,501, which are deferred and being amortized over the terms of WM Credit Facility,

Note 4.	Related Party Transactions and Subsequent Events

OFSAM Cash Contribution

On September 28, 2010, simultaneous with the OFS Capital WM Transaction, OFS Capital received a cash contribution from its parent, OFSAM, in the amount of $19,525. OFS Capital then transferred this amount to Funding, its wholly owned subsidiary, in order for Funding, together with all its cash proceeds from the OFS Capital WM Transaction, plus cash on hand, to pay off its outstanding principal and interest balance under its LOC on September 28, 2010 (see Note 6).

OFSAM Asset Distribution

Also on September 28, 2010, concurrent with the OFS Capital WM Transaction and the above described OFSAM Cash Contribution, Funding distributed to its parent, OFS Capital, which in turn distributed to OFSAM, loans or its 100% participating interest in certain loans with carrying value of $60,512 and equity interests with carrying value of $1,533. OFSAM then transferred these assets to its wholly owned subsidiary, Funding I.

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 4.	Related Party Transactions and Subsequent Events (Continued)

Due to/from OFSAM

OFS Capital was the servicer of the loan facility under the original and Amended SSA (see Note 6). Under the Amended SSA, servicing fees that were permitted under the SSA prior to November 10, 2009 were no longer permitted. On December 31, 2009, as a result of the Reorganization, OFS Capital assigned its service rights under the Amended SSA to OFSAM. As of December 31, 2009, OFS Capital owed $1,236 to OFSAM, which represented accrued and unpaid servicing fees incurred by Funding, on its loan facility with Bank of America. Such accrual and unpaid servicing fees represent amounts accrued under the original SSA as well as an intercompany fee accrual from November 10, 2009 through December 31, 2009, which was originally due from Funding to OFS Capital. This receivable was assigned to OFSAM by OFS Capital as a result of the Reorganization. For the period from January 1, 2010 through September 28, 2010, Funding accrued an additional amount of $1,507 of servicing fees, thus increasing total accrued and unpaid serving fees due to OFSAM to $2,743 at September 28, 2010. On September 28, 2010, in connection with Funding’s payoff of the LOC (also see Note 6), this accrued servicing fee due from Funding to OFSAM was repaid by Funding.

As of December 31, 2009, OFS Capital also owed $1,360 to OFSAM, which represented OFS Capital’s obligation to distribute its entire cash balance at December 31, 2009 to OFSAM as prescribed by the Reorganization agreement. For the year ended December 31, 2010, OFS Capital distributed $1,288 to OFSAM.

In addition, OFS Capital owed $1,293 to OFSAM at December 31, 2009. This balance represented Funding’s estimated payment to fund OFS Capital’s 2009 fourth quarter tax distribution under the Amended SSA. On December 31, 2009, OFS Capital assigned this receivable to OFSAM as a result of the Reorganization. Funding made this tax distribution in January 2010. In April and July 2010, Funding made the 2010 first and second quarter tax distributions in the amount of $928 and $1,101, respectively, to OFSAM under the Amended SSA. As a result of OFSAM Asset Distribution, the OFS Capital WM Transaction and the payoff of the LOC and termination of the facility on September 28, 2010, Funding is no longer making quarterly tax distributions to the Company or OFSAM.

At December 31, 2010, OFS Capital also owed $990 to OFSAM for funds advanced and certain operating costs paid by OFSAM during the year ended December 31, 2010.

Due to OFSC

As of December 31, 2010 and 2009, OFS Capital owed a total of $14 and $25, respectively, to OFSC for operating expenses paid by OFSC for the benefit of OFS Capital.

Due to Funding I

As of December 31, 2010, OFS Capital owed $108 to Funding I, which represented principal and interest collections received by OFS Capital on behalf of Funding I through December 31, 2010 on loans that were distributed to OFSAM on September 28, 2010. In January 2011, OFS Capital paid this amount to Funding I.

Due to OFS Capital Management, LLC

Effective September 28, 2010, OFS Capital entered into an Investment Advisory Agreement with OFS Capital Management, LLC (“OFS Capital Management”), an affiliated entity and wholly owned subsidiary of OFSAM, pursuant to which OFS Capital agrees to pay an annual base management fee to OFS Capital Management to

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 4.	Related Party Transactions and Subsequent Events (Continued)

compensate for its investment advisory service. The base management fee is calculated at 2% of the Company’s average total assets (excluding cash) at the end of the two most recently completed calendar quarters, and payable quarterly in arrears. As of December 31, 2010, the Company has accrued for a base management fee of $343 due to OFS Capital Management.

Note 5.	Loans Receivable and Loans Receivable Pledged to Creditors

Loans receivable balances at December 31, 2010 and 2009, are summarized as follows:

	As of December 31, 2010
	Performing	Impaired	Total

Loans receivable	$1,882	$2,739	$4,621
Less allowance for loan losses	(27)	(329)	(356)

Loans receivable — net	$1,855	$2,410	$4,265

	As of December 31, 2009
	Performing	Impaired	Total

Loans receivable	$177,811	$58,293	$236,104
Fees receivable	43	—	43
Less allowance for loan losses	(4,342)	(14,451)	(18,793)

Loans receivable — net	$173,512	$43,842	$217,354

Loans receivable pledged to creditors balance at December 31, 2010 is summarized as follows:

	As of December 31, 2010
	Performing	Impaired	Total

Loans receivable pledged to creditors	$82,680	$—	$82,680
Less allowance for loan losses	(1,417)	—	(1,417)

Loans receivable — net	$81,263	$—	$81,263

Average impaired loans during the period January 1 through September 28, 2010 were $44,599. Average impaired loans, net of the allowance for loan loss during the period January 1 through September 28, 2010 were $35,674. As a result of the OFSAM Asset Distribution on September 28, 2010, average impaired loan balance was $2,712 for the period September 29, 2010 through December 31, 2010. Average impaired loan balance, net of the allowance was $2,030 for the period September 29, 2010 through December 31, 2010. Average impaired loans during 2009 were $51,796. Average impaired loans, net of the allowance for loan loss during 2009 were $35,900. Income recognized on impaired loans on the cash and accrual basis for the year ended December 31, 2010 was $177 and $1,223,

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 5.	Loans Receivable and Loans Receivables Pledged to Creditors (Continued)

respectively. Income recognized on impaired loans on the cash and accrual basis for the year ended December 31, 2009 was $2,344 and $2,063, respectively.

There was one impaired loan in the amount of $2,739 at December 31, 2010, which had a troubled debt restructuring in 2009. Following the OFSAM Asset Distribution in September 2010, the Company retained one loan that underwent a troubled debt restructuring in 2010; that loan was, as of December 31, 2010, performing pursuant to its restructured terms, and was not an impaired loan as of December 31, 2010. Impaired loans that were modified pursuant to troubled debt restructurings totaled $26,439 as of December 31, 2009.

Non-accrual loans as of September 28, 2010 prior to the OFSAM Asset Distribution were $9,207. Included in the allowance for loan losses was $4,536 as of September 28, 2010 prior to the OFSAM Asset Distribution. Non-accrual loans as of December 31, 2010 and 2009, were $2,739 and $29,164, respectively. Included in the allowance for loan losses was $329 and $11,831, respectively, as of December 31, 2010 and 2009, that was specifically provided for these non-accrual loans as they are also deemed to be impaired.

As of December 31, 2010 and 2009, OFS Capital had past due loans summarized as follows:

As of December 31, 2010
	Past Due Principal			Past Due Interest
	> 30 day Past Due	> 60 day Past Due	> 90 day Past Due	> 30 day Past Due	> 60 day Past Due	> 90 day Past Due

Total	$—	$—	$—	$—	$—	$—

As of December 31, 2009
	Past Due Principal			Past Due Interest
	> 30 day Past Due	> 60 day Past Due	> 90 day Past Due	> 30 day Past Due	> 60 day Past Due	> 90 day Past Due

Total	$—	$—	$6,435	$—	$12	$309

The details of loan loss allowance for loans receivable for the years ended December 31, 2010 and 2009 are summarized as follows:

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 5.	Loans Receivable and Loans Receivable Pledged to Creditors (Continued)

	Years Ended December 31,
	2010	2009
Balance - beginning of year	$18,793	$25,202
Net provision charged to expense	(1,981)	6,886
Write-offs	(13,267)	(8,222)
Reclassification to loan held for sale	(1,490)	—
Paid-in-kind interest income reversed on non-accrual loans	483	458
Recoveries	—	—
Transferred to affiliate during corporate reorganization	—	(5,531)
Reclassification to loans receivable pledged to creditors	(2,182)	—

Balance - end of year	$356	$18,793

The details of loan loss allowance for loans receivable pledged to creditors for the years ended December 31, 2010 and 2009 are summarized as follows:

	Years Ended December 31,
	2010	2009
Balance - beginning of year	$—	$—
Net provision charged to expense	(765)	—
Recoveries	—	—
Reclassification from loans receivable	2,182	—

Balance - end of year	$1,417	$—

For the year ended December 31, 2010, of the $13,267 of write-offs, $6,531 was related to loan loss reserves previously recognized on certain loans which were exchanged for equity interests in the borrowers during debt restructurings in 2010, and $6,736 related to loans distributed to OFSAM. Upon the exchange of debt for equity, and the OFSAM Asset Distribution, the loan balance and related loss reserve were written off. The $483 addition to loan allowance for the year ended December 30, 2010 represented reversal of paid-in-kind interest on non-accrual loans which were not deemed collectible by OFS Capital at December 31, 2010.

For the year ended December 31, 2009, of the $8,222 of write-offs, $2,690 was related to loan loss reserve previously recognized on certain loans which were converted into equity interests in the borrowers during debt restructurings in 2009. Upon the debt conversion, the loan balance and related loss reserve were written off. The $458 addition to loan allowance represented reversal of paid-in-kind interest on non-accrual loans which were not deemed collectible by OFS Capital at December 31, 2009. In addition, on December 31, 2009, as a result of the Reorganization, OFS Capital transferred loans receivable to OFSAM in the amount of $5,851, net of allowance for losses in the amount of $5,531.

Note 6.	Revolving Line of Credit

Sale and Servicing Agreement (“SSA”)

On April 9, 2008, OFS Capital and Funding entered into an SSA with Bank of America (B of A), which allowed Funding to borrow up to $400,000. The facility had a three year tenor, which included a two year revolving line of

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 6.	Revolving Line of Credit (Continued)

credit structure followed by a one year amortization period. Interest was due quarterly but could be paid earlier at the discretion of Funding. The maturity date was April 9, 2011. On January 15, 2009, the total facility commitment was voluntarily reduced to $265,000. Accordingly, deferred financing closing costs were reduced by $2,008, which represented a write-off of the then unamortized costs in proportion to the reduction of the facility commitment. On January 23, 2009, B of A purported to terminate the line of credit. OFS Capital and certain of its affiliates filed a lawsuit contending that B of A’s purported termination was without a contractual basis, constituted a material breach of the SSA, and was invalid. B of A was not permitting any additional borrowings under the line of credit.

Amended and Restated Sale and Servicing Agreement (“Amended SSA”)

On November 10, 2009, OFS Capital and Funding settled their lawsuit with B of A and entered into an Amended SSA with B of A. In connection with the Amended SSA, Funding paid down an aggregate of approximately $99,000 against the outstanding loan principal, leaving an unpaid principal balance of $115,000 as of the loan amendment date. The amended facility totaled $162,000 as of November 10, 2009, had a maturing date of September 30, 2012, and carried an interest rate equal to 1) the three month LIBOR rate plus 3% for the period from November 10, 2009 through April 9, 2011; and 2) three month LIBOR rate plus 6% for the period from April 10, 2011 through September 30, 2012. The unused commitment fee was 0.5% per annum. The amended facility was secured by all loans and related rights and interests in those loans owned by OFS Capital, reinvestments of loans and related income and cash proceeds generated. There were substantial changes to the covenants and termination events such that the Amended SSA no longer had material quantitative covenants to borrowing such as a borrowing base or market value tests and most quantitative termination events were eliminated.

The Company followed guidance from Emerging Issues Task Force 98-14, Debtor’s Accounting for Change in Line-of-Credit or Revolving-Debt Arrangements (EITF 98-14) (ASC Topic 470) that addresses accounting for modification to or exchanges of line-of-credit or revolving-debt arrangements to account for the amendment of its loan facility with B of A. Since the borrowing capacity under the Amended SSA was greater than that under the original SSA, all the unamortized deferred costs as well as new fees incurred to third-parties were deemed associated with the Amended SSA, that is, deferred and to be amortized over the term of the new arrangement.

Payoff of B of A Loan and Termination of B of A Facility

On September 28, 2010, concurrently with the OFS Capital WM Transaction (see Note 3) and OFSAM Cash Contribution (see Note 4), the Company paid off Funding’s then outstanding principal, interest and fee balance under its B of A debt facility in the amount of $56,111 and $544, respectively, and terminated its B of A line of credit facility. In addition, Funding also repaid its accrued servicing fee due to OFSAM in the amount of $2,743 on September 28, 2010 (see Note 4).

At December 31, 2009, Funding had a maximum commitment under its line of credit from B of A in the amount of $159,184, of which $113,208 was outstanding and utilized.

Note 7.	Commitments and Contingencies

At December 31, 2010 and 2009, the Company had $22,292 and $42,377, respectively, of unused lines of credit granted to borrowers. On September 28, 2010, as a result of the OFSAM Asset Distribution, the Company’s unused lines of credit granted to borrowers were reduced by $3,805.

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 7.	Commitments and Contingencies (Continued)

In the event that we issue shares of common stock in an initial public offering as a business development company, we intend to pursue a portion of our investment strategy through a newly formed limited partnership that we intend to license as a small business investment company (“SBIC, L.P.”) and, in connection with that, Orchard First Source Capital, Inc. (“OFSC”), an affiliated entity of ours, has employed three individuals who will be primarily responsible for the day-to-day management of the SBIC, L.P. In that event, we will also own all of the limited liability company interests in a newly formed limited liability company that will serve as the general partner of the SBIC, L.P. (“SBIC, G.P.”). As an alternative to the foregoing transaction, in the event that we do not issue shares of common stock in an initial public offering as a business development company, we entered into a Subscription Agreement on July 21, 2010 with respect to an investment in the SBIC, L.P. (the “Subscription Agreement”). Our subscription under the Subscription Agreement is contingent upon, among other things, entering into a mutually satisfactory partnership agreement with SBIC, G.P., the SBIC L.P. raising aggregate commitments from all limited partners of at least $25,000 and the SBIC, L.P. obtaining a license from the Small Business Administration to operate as a small business investment company. Our investment in the SBIC, L.P. will not exceed $25,000 in the event that we do not consummate an initial public offering. In August 2010, we made an advance to the SBIC, L.P. in the amount of $167, which is included in interest receivable and other assets on the accompanying consolidated balance sheets. As of December 31, 2010, we were still in process of completing our initial public offering and therefore, have not yet made our investment in the SBIC, G.P., or the SBIC, L.P., other than the initial advance totaling $167.

From time to time, the Company is involved in legal proceedings in the normal course of its business. Although the outcome of such litigation cannot be predicted with any certainty, management is of the opinion, based on the advice of legal counsel, that final disposition of any litigation should not have a material adverse effect on the financial position of the Company.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 8.	Fair Value of Financial Instruments

Statement of Financial Accounting Standard No. 157, Fair Value Measurements (SFAS 157) (ASC Topic 820) requires disclosure of the fair value reported for all financial instruments that are either impaired or available for sale securities, using the definitions provided in FASB 115 (ASC Topic 320). SFAS 157 (ASC Topic 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 (ASC Topic 820) as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 (ASC Topic 820) are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 includes listed equities and listed derivatives. As required by SFAS 157 (ASC Topic 820), the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 8.	Fair Value of Financial Instruments (Continued)

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and liquid loans, thinly traded and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information under the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies and general and limited partnership interests in corporate private equity and real estate funds, debt funds, funds of hedge funds and distressed debt.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Investments for which prices are not observable are generally private investments in the equity and debt securities of operating companies. The primary analytical method used to estimate the fair value of Level 3 investments is the discounted cash flow method (although in certain instances a liquidation analysis or other methodology may be most appropriate). The discounted cash flow approach to determine fair value (or a range of fair values) involves applying an appropriate discount rate(s) to the estimated future cash flows using various relevant factors depending on investment type, including assumed growth rate (in cash flows) and capitalization rates/multiples (for determining terminal values of underlying portfolio companies). The valuation based on the inputs determined to be the most reasonable and probable is used as the fair value of the investment. The determination of fair value using these methodologies may take into consideration a range of factors including, but not limited to, the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance, and financing transactions subsequent to the acquisitions of the investment. Application of these valuation methodologies involves a significant degree of judgment by management. Equity in a portfolio company that invests in loans, such as OFS Capital WM, will typically be valued by arriving at a fair value of such vehicle’s loan assets (plus, when appropriate, the carrying value of certain other assets), and deducting the book value or fair value (as appropriate) of such vehicle’s liabilities to arrive at a fair value for the equity. When appropriate, in order to recognize value that would be created by growth opportunities of such portfolio company, equity in a portfolio company may also be valued by taking into consideration the magnitude, timing, and effective life of its expected future investments in loans.

The fair value of equity securities, including warrants, in portfolio companies may also consider the market approach—that is, through analyzing, and applying to the underlying portfolio companies, market valuation multiples of publicly-traded firms engaged in businesses similar to those of the portfolio companies. The market approach to determining the fair value of a portfolio company’s equity security (or securities) will typically involve: 1) applying to the portfolio company’s trailing twelve months (or current year projected) EBITDA a low to high range of enterprise value to EBITDA multiples that are derived from an analysis of publicly-traded comparable companies, in order to arrive at a range of enterprise values for the portfolio company; 2) subtracting from the range of calculated enterprise values the outstanding balances of any debt or equity securities that would be senior in right of payment to the equity securities held by the Company; and 3) multiplying the range of equity values derived therefrom by the Company’s ownership share of such equity tranche in order to arrive at a range of fair values for the Company’s equity security

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 8.	Fair Value of Financial Instruments (Continued)

(or securities). Application of these valuation methodologies involves a significant degree of judgment by management.

Assets Recorded at Fair Value on a Recurring Basis

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2010 and 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value.

	December 31, 2010
		Fair Value Measurements Using
Description	Total	Quoted Prices in Active Markets for Identical Asset (Level I)	Significant Other Observable Inputs (Level II)	Significant Other Unobservable Inputs (Level III)

Money market funds *	$12	$12	$—	$—
Warrants **	156	—	—	156

	$168	$12	$—	$156

*	included in cash and cash equivalents on the consolidated balance sheet
**	included in equity investments on the consolidated balance sheet

	December 31, 2009
		Fair Value Measurements Using
Description	Total	Quoted Prices in Active Markets for Identical Asset (Level I)	Significant Other Observable Inputs (Level II)	Significant Other Unobservable Inputs (Level III)

Money market funds *	$12	$12	$—	$—
Warrants **	53	—	—	53

	$65	$12	$—	$53

*	included in cash and cash equivalents on the consolidated balance sheet
**	included in equity investments on the consolidated balance sheet

The following table presents additional information about assets measured at fair value on a recurring basis for which the Company has utilized Level 3 inputs to determine fair value.

	Years Ended December 31,
	2010	2009

Level 3 assets, beginning of year	$53	$—
Warrants received and classified as Level 3	137	53
Unrealized loss on warrants included in earnings	19	—
Write-off of warrants forfeited	(53)	—

Level 3 assets, end of year	$156	$53

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 8.	Fair Value of Financial Instruments (Continued)

Assets Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at December 31, 2010 and 2009. As of December 31, 2010 and 2009, assets measured at fair value on a nonrecurring basis are included in the following table.

	December 31, 2010
		Fair Value Measurements Using
Description	Total	Quoted Prices in Active Markets for Identical Asset (Level I)	Significant Other Observable Inputs (Level II)	Significant Other Unobservable Inputs (Level III)

Impaired loans	$2,410	$—	$—	$2,410

	$2,410	$—	$—	$2,410

	December 31, 2009
		Fair Value Measurements Using
Description	Total	Quoted Prices in Active Markets for Identical Asset (Level I)	Significant Other Observable Inputs (Level II)	Significant Other Unobservable Inputs (Level III)

Impaired loans	$43,842	$—	$—	$43,842
Loan held for sale	1,731	—	—	1,731

	$45,573	$—	$—	$45,573

The Company discloses fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Certain financial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The estimated fair value amounts have been measured as of December 31, 2010 and 2009, and have not been reevaluated or updated for purposes of these financial statements subsequent to that date. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different than amounts reported at December 31, 2010 and 2009.

The information presented should not be interpreted as an estimate of the fair value of the entire company since a fair value calculation is only required for a limited portion of the Company’s assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful.

OFS Capital, LLC (f/k/a: Old Orchard First Source Asset Management, LLC) and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in thousands)

Note 8.	Fair Value of Financial Instruments (Continued)

As of December 31, 2010 and 2009, the recorded book balances and estimated fair values of the Company’s financial instruments were as follows:

	As of December 31,
	2010			2009
	Carrying Amount	Fair Value		Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$942	$942		$7,373	$7,373
Loan receivable, net	4,265	4,144		217,354	198,113
Loan receivable pledged to creditors, net	81,263	80,711		—	—
Loan held for sale	—	—		1,731	1,731
Warrants	156	156		53	53
Equity investment in OFS Capital WM	59,049	58,617	(1)	—	—
Other equity interests	4,686	5,389		—	226
Interest receivable and other assets	170	170		538	538
Interest receivable pledged to creditors	277	277		—	—
Financial liabilities:
Revolving line of credit	$—	$—		$113,208	$113,208
Interest payable	—	—		21	21
Payable under securities loan agreement	80,293	81,588		—	—

(1)	Under the secured borrowing accounting, this amount does not reflect the unrealized gain of $1,058 from the Eligible Loans transferred by OFS Capital to OFS Capital WM for the period September 29, 2010 through December 31, 2010 (see OFS Capital’s December 31, 2010 Pro Forma Balance Sheet in Note 3) since the fair value of the loan receivable pledged to creditors in the amount of $80,711 at December 31, 2010 has already reflected such effect. Under the sale accounting, on a pro forma basis, this amount would have been increased by $1,058 to $59,675 at December 31, 2010.

Note 9.	Sale of Vidalia Interest

OFS Capital owned a 100% interest in a trust that owns a 9.93% interest in a hydroelectric power generating facility in Concordia Parish, Louisiana (Vidalia). The investment in Vidalia was carried at cost. Distributions from the investment in Vidalia were recorded as income to the extent the facility had generated income. Distributions in excess of income were recorded as a reduction in the cost basis as they reflected a return of capital.

In June 2009, OFS Capital sold its interest in Vidalia for $33,579 in cash, net of closing costs of $376. OFS Capital recognized a gain of $4,918 from the sale. For the year ended December 31, 2009, the Company also recorded investment income from Vidalia in the amount of $522.

TO INSERT MCGLADREY’S SEPARATE AUDIT OPINION ON THE SCHEDULE OF INVESTMENTS

OFS Capital, LLC and Subsidiaries

(f/k/a: Old Orchard First Source Asset Management, LLC and Subsidiaries)

Schedule of Investments

December 31, 2010

(Amounts in thousands)

Name of Portfolio Company	Type of Investment	Interest (1)	Maturity	Principal Amount	Cost	Fair Value	Percent of Net Assets

United States

Debt Investments

Aerospace & Defense
Wesco Aircraft Hardware Corporation	Senior Secured Loan Revolver	N/A (LIBOR +1.75%) (Prime +0.75%) (LOC Fee 2.38%) (Unused Fee 0.38%)	9/28/2012	$—	$5	$(117)	(0.2)%

				—	5	(117)	(0.2)

Automobile
BBB Industries, LLC	Senior Secured Loan Term Loan (First Lien)	6.50% (LIBOR +4.50%) (Prime +3.25%)	6/29/2013	4,966	4,949	4,916	7.1
Hilite Holdco Corporation, Inc.	Unsecured Class B PIK Loan	8.00%	11/5/2019	2,739	2,696	2,177	3.1
MetoKote Corporation	Senior Secured Loan Term Loan	9.00% (LIBOR +6.50%) (Prime +5.50%)	11/27/2011	2,605	2,598	2,598	3.7
TAP Automotive Holdings, LLC	Senior Secured Loan Term Loan D	10.25% (LIBOR +6.25%) (Prime +6.25%)	6/30/2013	527	528	522	0.8
SMG	Senior Secured Loan Revolver	N/A (LIBOR +3.00%) (Prime +2.00%) (LOC Fee 3.00%) (Unused Fee 0.50%)	7/27/2012	—	(4)	(45)	(0.1)
SMG	Senior Secured Loan Term B Loan	3.29% (LIBOR +3.00%) (Prime +2.00%)	7/27/2014	4,987	4,992	4,763	6.9
TAP Automotive Holdings, LLC	Senior Secured Loan Term Loan C	8.25% (LIBOR +4.25%) (Prime +4.25%)	11/30/2011	1,509	1,510	1,494	2.1

				17,333	17,269	16,425	23.6

OFS Capital, LLC and Subsidiaries

(f/k/a: Old Orchard First Source Asset Management, LLC and Subsidiaries) - Continued

Schedule of Investments

December 31, 2010

(Amounts in thousands)

Name of Portfolio Company	Type of Investment	Interest (1)	Maturity	Principal Amount	Cost	Fair Value	Percent of Net Assets
Beverage, Food & Tobacco
WCI Acquisition SUB(ABC), Inc.	Senior Secured Loan Term Loan B	8.25% (LIBOR +6.25%) (Prime +5.00%)	6/30/2011	1,457	1,449	1,458	2.1
WCI Acquisition SUB(ABC), Inc.	Senior Secured Loan Term Loan C	9.25% (LIBOR +7.25%) (Prime +6.00%)	12/31/2011	2,121	2,112	2,154	3.1

				3,578	3,561	3,612	5.2

Broadcasting & Entertainment
Intermedia Espanol, Inc.	Senior Secured Loan Term Loan	3.02% (LIBOR +2.75%) (Prime +1.50%)	3/30/2012	3,051	3,043	2,916	4.2

				3,051	3,043	2,916	4.2

Buildings & Real Estate
ASP PDM Acquisition LLC	Senior Secured Loan Term Loan A	3.27% (LIBOR +2.75%) (Prime +1.75%)	12/31/2013	1,820	1,822	1,710	2.5

				1,820	1,822	1,710	2.5

Cargo Transport
Cardinal Logistics Management Corporation	Senior Secured Loan Term Loan	12.50% (LIBOR +9.50%) (Prime +8.50%)	9/23/2013	1,725	1,716	1,715	2.5

Panther II Transportation, Inc.	Senior Secured Loan Revolver	N/A (LIBOR +6.25%) (Prime +5.00%) (LOC Fee 6.25%) (Unused Fee 0.50%)	12/31/2011	—	(4)	—	—
Panther II Transportation, Inc.	Senior Secured Loan Term Loan	9.25% (LIBOR +6.25%) (Prime +5.00%)	12/31/2011	2,442	2,426	2,443	3.5

				4,167	4,138	4,158	6.0

OFS Capital, LLC and Subsidiaries

(f/k/a: Old Orchard First Source Asset Management, LLC and Subsidiaries) - Continued

Schedule of Investments

December 31, 2010

(Amounts in thousands)

Name of Portfolio Company	Type of Investment	Interest (1)	Maturity	Principal Amount	Cost	Fair Value	Percent of Net Assets
Chemicals, Plastics & Rubber
CR Brands, Inc.	Senior Secured Loan Term Loan	7.75% (LIBOR +5.50%) (Prime +4.50%)	12/31/2012	614	609	575	0.8
Dura-Line/ARNCO	Senior Secured Loan Revolver	0.76% (LIBOR +3.75%) (Prime +2.75%) (LOC Fee 4.00%) (Unused Fee 0.50%)	3/22/2013	86	79	88	0.1
Dura-Line/ARNCO	Senior Secured Loan Term Loan A	6.50% (LIBOR +3.75%) (Prime +2.75%)	3/22/2014	1,615	1,613	1,616	2.3
Insight Pharmaceuticals	Senior Secured Loan Revolver	N/A (LIBOR +4.00%) (Prime +2.75%) (LOC Fee 2.75%) (Unused Fee 0.50%)	3/31/2011	—	—	—	—
Insight Pharmaceuticals	Senior Secured Loan Term Loan A	4.30% (LIBOR +4.00%) (Prime +2.75%)	3/31/2011	252	252	252	0.4
Insight Pharmaceuticals	Senior Secured Loan Term Loan B	4.68% (LIBOR +4.38%) (Prime +3.13%)	3/31/2012	3,321	3,320	3,322	4.8
Plaze	Senior Secured Loan Revolver	N/A (LIBOR +2.75%) (Prime +1.75%) (LOC Fee 3.00%) (Unused Fee 0.50%)	4/5/2013	—	(4)	(16)	—
Plaze	Senior Secured Loan Term Loan A	3.01% (LIBOR +2.75%) (Prime +1.75%)	10/5/2013	7,549	7,555	7,227	10.4
Veyance Technologies, Inc.	Senior Secured Loan Delay Draw Term Loan	2.77% (LIBOR +2.50%) (Prime +1.50%)	7/31/2014	364	363	324	0.5
Veyance Technologies, Inc.	Senior Secured Loan Term Loan	4.47% (LIBOR +2.50%) (Prime +1.50%)	7/31/2014	2,540	2,535	2,266	3.3

				16,341	16,322	15,654	22.6

OFS Capital, LLC and Subsidiaries

(f/k/a: Old Orchard First Source Asset Management, LLC and Subsidiaries) - Continued

Schedule of Investments

December 31, 2010

(Amounts in thousands)

Name of Portfolio Company	Type of Investment	Interest (1)	Maturity	Principal Amount	Cost	Fair Value	Percent of Net Assets
Diversified/Conglomerate Manufacturing

Revere Industries, LLC	Senior Secured Loan Rollover Loans	9.00% (LIBOR +6.00%) (Prime +5.00%)	6/30/2013	1,998	2,000	2,012	2.9
Revere Industries, LLC	Senior Secured Loan Term Loan	9.00% (LIBOR +6.00%) (Prime +5.00%)	6/30/2013	999	1,000	1,019	1.5

				2,997	3,000	3,031	4.4

Diversified/Conglomerate Service

Industrial Container Services, LLC	Senior Secured Loan Term Loan B	4.44% (LIBOR +4.00%) (Prime +2.50%)	9/30/2011	313	313	312	0.4
Industrial Container Services, LLC	Senior Secured Loan Term Loan C	4.30% (LIBOR +4.00%) (Prime +2.50%)	9/30/2011	1,078	1,078	1,075	1.5
Koosharem Corporation	Senior Secured Loan 2010 Term Loan	8.13% (LIBOR +11.00%) (Prime +13.00%)	8/1/2011	550	531	561	0.8
Koosharem Corporation	Senior Secured Loan Term Loan	10.25% (LIBOR +6.00%) (Prime +7.00%)	6/30/2014	4,949	4,955	4,900	7.0

				6,890	6,877	6,848	9.7

Ecological

EnviroSolutions, Inc.	Second-lien Loan 2nd Lien Term Loan	8.00% (LIBOR +6.00%) (Prime +5.00%)	7/29/2014	1,956	1,925	1,967	2.8

				1,956	1,925	1,967	2.8

OFS Capital, LLC and Subsidiaries

(f/k/a: Old Orchard First Source Asset Management, LLC and Subsidiaries) - Continued

Schedule of Investments

December 31, 2010

(Amounts in thousands)

Name of Portfolio Company	Type of Investment	Interest (1)	Maturity	Principal Amount	Cost	Fair Value	Percent of Net Assets
Electronics

DEI Sales, Inc.	Senior Secured Loan Revolver	N/A (LIBOR +5.50%) (Prime +4.50%) (LOC Fee 6.50%) (Unused Fee 0.38%)	9/22/2013	2	(13)	(8)	—
DEI Sales, Inc.	Senior Secured Loan Revolver - Seasonal	N/A (LIBOR +5.50%) (Prime +4.50%) (LOC Fee 6.50%) (Unused Fee 0.38%)	2/28/2011	—	—	—	—
DEI Sales, Inc.	Senior Secured Loan Term Loan	7.50% (LIBOR +5.50%) (Prime +4.50%)	9/22/2013	4,211	4,178	4,169	6.0

				4,213	4,165	4,161	6.0

Finance

Transfirst Holdings, Inc.	Senior Secured Loan Term Loan	3.02% (LIBOR +2.75%) (Prime +1.75%)	6/15/2014	3,860	3,864	3,504	5.0

				3,860	3,864	3,504	5.0

Healthcare, Education & Childcare

Einstruction Corporation	Senior Secured Loan First Lien Term Loan	4.06% (LIBOR +3.75%) (Prime +2.50%)	7/2/2013	4,758	4,762	4,626	6.7

				4,758	4,762	4,626	6.7

OFS Capital, LLC and Subsidiaries

(f/k/a: Old Orchard First Source Asset Management, LLC and Subsidiaries) - Continued

Schedule of Investments

December 31, 2010

(Amounts in thousands)

Name of Portfolio Company	Type of Investment	Interest (1)	Maturity	Principal Amount	Cost	Fair Value	Percent of Net Assets
Home & Office Furnishings, Housewares & Durable Consumer Products

National Bedding Company, LLC	Senior Secured Loan First Lien Term Loan	3.88% (LIBOR +3.50%) (Prime +2.50%)	2/28/2013	2,278	2,280	2,200	3.2

				2,278	2,280	2,200	3.2

Machinery (non-agriculture, non-construction, non-electronic)

Airxcel, Inc.	Senior Secured Loan Revolver	N/A (LIBOR +5.50%) (Prime +3.25%) (LOC Fee 5.50%) (Unused Fee 1.00%)	8/31/2012	—	(5)	26	—
Airxcel, Inc.	Senior Secured Loan Term Loan	8.00% (LIBOR +5.50%) (Prime +3.25%)	8/31/2012	1,935	1,933	1,974	2.8
Jonathan Holding Company	Senior Secured Loan Revolver	N/A (LIBOR +5.25%) (Prime +4.00%) (LOC Fee 5.25%) (Unused Fee 0.50%)	6/28/2013	—	(1)	—	—
Jonathan Holding Company	Senior Secured Loan Term Loan	7.25% (LIBOR +5.25%) (Prime +4.00%)	6/28/2013	4,973	4,918	4,924	7.1

				6,908	6,845	6,924	9.9

Oil & Gas
Thermo Fluids	Senior Secured Loan Term Loan B	5.29% (LIBOR +5.00%) (Prime +4.00%)	6/27/2013	313	312	304	0.4

				313	312	304	0.4

Personal, Food & Misc. Services
Washington Inventory Service	Senior Secured Loan Revolver - US	N/A (LIBOR +4.75%) (Prime +3.75%) (Unused Fee 0.50%)	5/20/2013	—	(5)	(5)	—

				—	(5)	(5)	—

OFS Capital, LLC and Subsidiaries

(f/k/a: Old Orchard First Source Asset Management, LLC and Subsidiaries) - Continued

Schedule of Investments

December 31, 2010

(Amounts in thousands)

Name of Portfolio Company	Type of Investment	Interest (1)	Maturity	Principal Amount	Cost	Fair Value	Percent of Net Assets
Printing & Publishing
Clarke American Corporation	Senior Secured Loan Term Loan B	2.79% (LIBOR +2.50%) (Prime +1.50%)	6/30/2014	1,930	1,932	1,753	2.5
Pamarco Technologies, Inc.	Senior Secured Loan Revolver	1.50% (LIBOR +3.75%) (Prime +2.25%) (LOC Fee 4.25%) (Unused Fee 0.50%)	12/31/2014	600	570	567	0.8
Pamarco Technologies, Inc.	Senior Secured Loan Term Loan A	6.00% (LIBOR +3.75%) (Prime +2.25%)	12/31/2014	4,664	4,614	4,617	6.6

				7,194	7,116	6,937	9.9

United States

Equity Investments

Automobile
Hilite Holdco Corporation, Inc.	Common Stock	N/A	N/A	N/A	—	—	—

					—	—	—

Chemicals, Plastics & Rubber
Arclin US Holdings Inc.	Unclassified Shares	N/A	N/A	N/A	2,862	3,779	5.4

					2,862	3,779	5.4

OFS Capital, LLC and Subsidiaries

(f/k/a: Old Orchard First Source Asset Management, LLC and Subsidiaries) - Continued

Schedule of Investments

December 31, 2010

(Amounts in thousands)

Name of Portfolio Company	Type of Investment	Interest (1)	Maturity	Principal Amount	Cost	Fair Value	Percent of Net Assets
Diversified/Conglomerate Service

Koosharem Corporation	Warrants	N/A	N/A	N/A	104	104	0.1

Koosharem Corporation	Warrants	N/A	N/A	N/A	52	52	0.1

Koosharem Corporation	Warrants	N/A	N/A	N/A	—	—	—

					156	156	0.2

Ecological
EnviroSolutions, Inc.	Common Stock	N/A	N/A	N/A	1,824	1,610	2.3

					1,824	1,610	2.3

Senior Secured Lending
OFS Capital WM, LLC	Membership interests	N/A	N/A	N/A	59,049	59,049	84.9

					59,049	59,049	84.9

Total (United States)				$87,657	$151,192	$149,449	214.7%

(1)	The majority of the investments bear interest at a rate that may be determined by reference to LIBOR or Prime and which reset daily, quarterly or semi-annually. The Company has provided the current interest rate in effect at December 31, 2010 for each investment. Certain investments are subject to a LIBOR or prime interest rate floor.

Annex B

OFS Capital WM, LLC

Financial Report

December 31, 2010

OFS Capital WM, LLC

Statement of Assets and Liabilities (unaudited)

December 31, 2010

(Amounts in thousands)

Assets

Investments, at fair value (cost $32,239)	$32,785
Cash and cash equivalents	1,396
Restricted cash and cash equivalents	10,932
Receivable repledged to creditors	80,293
Interest receivable	80
Deferred financing closing costs, net of accumulated amortization of $151	3,350

128,836

Liabilities

Revolving line of credit - Wells Fargo	48,962
Revolving line of credit - Madison Capital	20,000
Interest payable	707
Management fee payable	111
Due to affiliated entity	7

69,787

Net assets	$59,049

See Notes to Unaudited Financial Statements.

1

OFS Capital WM, LLC

Statement of Operations (unaudited)

For the Period September 28 through December 31, 2010

(Amounts in thousands)

Investment income:
Interest	$1,726

Expenses:
Interest	707
Management fees	111
Amortization of deferred financing closing costs	151
Administrative expenses	8

Total expenses	977

Total investment income	749

Net change in unrealized appreciation on investments	546

Net increase in net assets resulting from operations	$1,295

See Notes to Unaudited Financial Statements.

2

OFS Capital WM, LLC

Statement of Changes in Net Assets (unaudited)

For the Period September 28 through December 31, 2010

(Amounts in thousands)

Increase in net assets resulting from operations:
Net investment income	$749
Net change in unrealized appreciation on investments	546

Net increase in net assets resulting from operations	1,295

Capital contributions	57,754

Net assets, beginning of period	—

Net assets, end of period	$59,049

See Notes to Unaudited Financial Statements.

3

OFS Capital WM, LLC

Statement of Cash Flows (unaudited)

For the Period September 28 through December 31, 2010

(Amounts in thousands)

Cash Flows From Operating Activities
Net increase in net assets resulting from operations	$1,295
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:
Amortization of deferred financing closing costs	151
Amortization of discounts and premium	(17)
Net change in unrealized appreciation on investments	(546)
Purchase of portfolio investments	(32,537)
Proceeds from principal payments of portfolio investments	315
Receivable repledged to creditors	(36,255)
Collection of receivable repledged to creditors	13,305
Changes in operating assets and liabilities:
Interest receivable	(80)
Due from affiliated entity	7
Interest payable	707
Management fee payable	111

Net cash used in operating activities	(53,544)

Cash Flows From Investing Activities
Change in restricted cash balance	(10,932)

Net cash used in investing activities	(10,932)

Cash Flows From Financing Activities
Net proceeds from borrowings on revolving line of credit	68,962
Contribution from member	411
Payment of loan facility closing costs	(3,501)

Net cash provided by financing activities	65,872

Net increase in cash and cash equivalents	$1,396

Cash and cash equivalents — beginning of period	—

Cash and cash equivalents — end of period	$1,396

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest	$—

Supplemental Disclosure of Noncash Financing Activities:
Member contribution	$57,342

See Notes to Unaudited Financial Statements.

4

OFS Capital WM, LLC

Schedule of Investments (unaudited)

December 31, 2010

(Amounts in thousands)

Name of Portfolio Company	Type of Investment	Interest (1)	Maturity	Principal Amount	Cost	Fair Value	Percent of Net Assets

United States

Debt Investments

Automobile
The Ritedose Corporation	Senior Secured	6.75%	11/10/2016	$5,000	$4,901	$5,000	8.5%
	Loan	(LIBOR +5.00%)
	Term Loan	(Prime +4.00%)

				5,000	4,901	5,000	8.5

Distributors
Phillips Feed & Pet Supply	Senior Secured	7.50%	10/13/2015	3,555	3,477	3,555	6.0
	Loan	(LIBOR +5.25%)
	Term Loan	(Prime +4.25%)

				3,555	3,477	3,555	6.0

Electrical Components & Equipment
Universal Air Filter Company	Senior Secured	8.25%	6/30/2015	4,899	4,840	4,899	8.3
	Loan	(LIBOR +6.50%)
	Term Loan	(Prime +5.50%)

				4,899	4,840	4,899	8.3

Industrial Conglomerates
Jameson LLC	Senior Secured	7.55%	10/1/2015	4,862	4,768	4,862	8.2
	Loan	(LIBOR +5.50%)
	Term Loan	(Prime +4.50%)

				4,862	4,768	4,862	8.2

Leisure Products
McKenzie Sports Products, LLC	Senior Secured	7.25%	10/29/2016	4,988	4,902	4,988	8.4
	Loan	(LIBOR +5.50%)
	Term Loan A	(Prime +4.50%)

				4,988	4,902	4,988	8.4

Packaging
Fort Dearborn Company	Senior Secured	6.86%	8/24/2015	42	42	42	0.1
	Loan	(LIBOR +5.00%)
	Term Loan A CN	(Prime +4.00%)
Fort Dearborn Company	Senior Secured	6.76%	8/24/2015	644	636	644	1.1
	Loan	(LIBOR +5.00%)
	Term Loan A US	(Prime +4.00%)

5

OFS Capital WM, LLC

Schedule of Investments (unaudited) - Continued

December 31, 2010

(Amounts in thousands)

Name of Portfolio Company	Type of Investment	Interest (1)	Maturity	Principal Amount	Cost	Fair Value	Percent of Net Assets

Fort Dearborn Company	Senior Secured Loan	7.37%	8/24/2016	244	241	244	0.4
	Term Loan B CN	(LIBOR +5.50%)
		(Prime +4.50%)
Fort Dearborn Company	Senior Secured Loan	7.26%	8/24/2016	3,551	3,507	3,551	6.0
	Term Loan B US	(LIBOR +5.50%)
		(Prime +4.50%)

				4,482	4,426	4,482	6.0

Specialized Consumer Services
Dwyer Group	Senior Secured Loan	7.50%	12/23/2015	5,000	4,925	5,000	8.5
	Term Loan	(LIBOR +5.25%)
		(Prime +4.25%)

				5,000	4,925	5,000	8.5

Total (United States)				$32,785	$32,239	$32,785	55.5%

(1)	The majority of the investments bear interest at a rate that may be determined by reference to LIBOR or Prime and which reset daily, quarterly or semi-annually. The Company has provided the current interest rate in effect at December 31, 2010 for each investment. Certain investments are subject to a LIBOR or prime interest rate floor.

6

OFS Capital WM, LLC

Notes to Unaudited Financial Statements

(Amounts in thousands)

Note 1.	Nature of Business

OFS Capital WM, LLC (“OFS Capital WM”, or the “Company”), is a newly formed Delaware limited liability company and wholly owned subsidiary of OFS Capital, LLC (“OFS Capital”) (see note 3 for details about the September 28, 2010 OFS Capital WM Transaction and Note 6 about the OFS Capital WM Facility). OFS Capital WM was formed on August 11, 2010, commenced operation on September 28, 2010, and organized with the limited purpose of holding, acquiring, managing and financing senior secured loan investments to middle-market companies in the United States. Under its Limited Liability Company Operating Agreement (“LLC Operating Agreement”), the Company has a perpetual existence until dissolved and terminated in accordance with its LLC Operating Agreement.

OFS Capital is the sole member of the Company and also acts as the administrative manager that carries out limited duties of the Company. MCF Capital Management, LLC, an affiliate of Madison Capital Funding, LLC, acts as the loan manager (“Loan Manager”) under the terms of the OFS Capital WM Facility. The Loan Manager has the authority to service, administer and exercise rights and remedies in respect of the assets in OFS Capital WM’s portfolio. The Loan Manager also has the authority to determine whether to cause assets to be sold or acquired by OFS Capital WM, subject to certain limited circumstances where OFS Capital has consent rights, as administrative manager of OFS Capital WM.

Note 2.	Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements of the Company and related financial information have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). In the opinion of management, the financial statements reflect all adjustments and reclassifications that are necessary for the fair presentation of financial results as of and for the period presented.

Accounting standards codification: In June 2009, the Financial Accounting Standards Board (“FASB”) launched the FASB Accounting Standards Codification (the “Codification”) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification did not have an effect on the Company’s statements of assets and liabilities, operations or changes in net assets.

Fair value of financial instruments: ALL investments are recorded at their estimated fair value, as described in Note 5.

Use of estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents consist of cash and highly liquid investments not held for resale with original maturities of three months or less. The Company places its cash in financial institutions and at times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limits.

Restricted cash and cash equivalents: Restricted cash and cash equivalents represent amounts maintained in the Unfunded Exposure Account of OFS Capital WM as defined by the Loan Sale Agreement and other applicable transaction documents between OFS Capital WM and OFS Capital dated September 28, 2010 and are subject to lien of the trustee for the benefit of the secured parties of OFS Capital WM (see note 3). Proceeds in the Unfunded Exposure Account along with advance under the OFS Capital WM Credit Facility (see Note 6) are utilized to fund certain eligible loans owned by OFS Capital WM that have unfunded revolving commitments.

7

OFS Capital WM, LLC

Notes to Unaudited Financial Statements

(Amounts in thousands)

Note 2.	Summary of Significant Accounting Policies (Continued)

Investments and related investment income: OFS Capital, the Company’s administrative manager determines the fair value of its portfolio investments. Interest income is accrued based upon the outstanding principal amount and contractual interest terms of debt investments. The Company accrues interest income until certain events take place, which may place a loan into a non-accrual status. Premiums, discounts and origination fees are amortized or accreted into interest income over the life of the respective debt investment. For the period September 28 through December 31, 2010, interest income included $17 of such amounts.

For investment with contractual payment-in-kind interest (“PIK”), which represent contractual interest accrued and added to the principal balance that generally becomes due at maturity, the Company will not accrue PIK interest if the portfolio company valuation indicates that the PIK interest is not collectible. Investment transactions are accounted for on a trade-date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the cost basis of investment, without regard to unrealized gains or losses previously recognized. The Company reports changes in fair value of investments that are measured at fair value as a component of the net change in unrealized appreciation (depreciation) on investments in the statement of operations.

Non-accrual loans: Loans on which the accrual of interest income has been discontinued are designated as non-accrual loans, and further designated as either non-accrual cash method or non-accrual cost recovery method. Loans are generally placed on non-accrual when a loan either: (i) is delinquent for 90 days or more on principal or interest based on contractual terms of the loan (unless well secured and in the process of collection), or (ii) in the opinion of management, has reasonable doubt about the collectability. When loans are placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Interest accruals are resumed on non-accrual loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

Deferred financing closing costs: Deferred financing costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings. These amounts were amortized over the estimated average life of the borrowings. For the period September 29 through December 31, 2010, amortization expense amounted to $151.

Interest expense: Interest expense is recognized on the accrual basis.

Income taxes: OFS Capital WM does no record a provision for federal income taxes or deferred tax benefits because its income is taxable to its sole member.

The Company follows the guidance in ASC Topic 740 – Income Taxes. ASC 740 establishes financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return and was effective for the Company for the year ended December 31, 2010. There were no material uncertain income tax positions at December 31, 2010 and for the period September 28 through December 31, 2010. The Company is not subject to examination by U.S. federal and state authorities for the tax year before 2010.

Recent accounting pronouncements: In January 2010, the FASB issued ASU No. 2010-06—Fair Value Measurements and Disclosure (ASC Topic 820)—Improving Disclosures about Fair Value Measurements (“ASU 2010-6”). ASU 2010-06 amends ASC Topic 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3

8

OFS Capital WM, LLC

Notes to Unaudited Financial Statements

(Amounts in thousands)

Note 2.	Summary of Significant Accounting Policies (Continued)

measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The adoption of this pronouncement did not have a material impact on the Company’s financial position, results of operations or cash flows.

Note 3.	OFS Capital WM, LLC Transaction and Subsequent Events

On September 28, 2010, OFS Capital WM entered into a Loan Sale Agreement with OFS Capital, pursuant to which OFS Capital WM acquired eligible loans or 100% participating interest in certain loans as defined by the agreement (“Eligible Loans”) from OFS Capital, in consideration for which OFS Capital WM paid cash of $36,255 and issued 100% membership interest in OFS Capital WM to OFS Capital (“OFS Capital WM Transaction”). OFS Capital WM financed the OFS Capital WM Transaction with Wells Fargo Bank, N.A. (“Wells Fargo”) and Madison Capital Funding (“Madison Capital”) (collectively, the “lenders”) by repledging the Eligible Loans to the trustee for the benefits of the Lenders (see Note 6 for more details about the OFS Capital WM Credit Facility).

The OFS Capital WM Transaction was a true sale for legal purposes. Under the Loan Sale Agreement and other applicable closing documents between the Company and OFS Capital (“Loan Documents”) dated September 28, 2010, OFS Capital is not permitted to revoke the sale. Wells Fargo acts as both custodian and trustee for the benefit of the lenders under the WM Credit Facility. The Eligible Loans are repledged by OFS Capital WM for the benefit of the lenders. OFS Capital is not entitled or obligated to repurchase or redeem the Eligible Loans, other than a customary obligation to repurchase loans for breach of representations and warranties with respect to the eligibility of such loans. OFS Capital had the right, at its option, to purchase loans then owned by OFS Capital WM, at fair value, subject to a 20% Purchase and Substitution limit as prescribed in the Loan Documents (the “Call Right”).

OFS Capital WM accounted for the OFS Capital WM Transaction as a secured borrowing in accordance with the relevant provisions under ASC Topic 860 (Transfers and Servicing). Accordingly, On September 28, 2010, OFS Capital WM recorded a receivable under securities loan agreement due from OFS Capital in the aggregate amount of $93,597 for the cash and fair value of 100% membership interest it issued to OFS Capital in connection with the OFS Capital WM Transaction. OFS Capital WM reclassified this to receivable repledged to creditors on the statement of assets and liabilities upon its repledging of the Eligible Loans under the custody of Wells Fargo, the trustee and a related party of OFS Capital WM, for the benefit of the lenders on September 28, 2010. As of December 31, 2010, the outstanding balance of the receivable repledged to creditors was $80,293. OFS Capital WM recognized interest income on the receivable repledged to creditors in the amount of $1,441 for the period September 29 through December 31, 2010.

Subsequently, effective February 23, 2011, the Loan Documents was amended pursuant to which the Call Right and certain other rights of OFS Capital were removed. This amendment was entered into to ensure that the original intent of the parties to treat the OFS Capital WM Transaction as a true sale for both legal, accounting and any other purpose is satisfied and to sever any provision that may be interpreted as contrary to the intent of the parties.

The following pro forma statement of assets and liabilities assumes the above mentioned subsequent amendment of the Loan Documents took place on December 31, 2010, which would have resulted in the sale accounting treatment of the OFS Capital WM Transaction. Under the sale accounting, OFS Capital WM will record the loans it purchased from OFS Capital on September 28, 2010 at fair value and derecognize the receivable repledged to creditors. The following pro forma statement of operations assumed the subsequent amendment of the Loan Documents took place on September 28, 2010, which would have resulted in OFS Capital WM recognizing a change in unrealized appreciation on investments in the amount $1,058 for the period September 28 through December 31, 2010.

9

OFS Capital WM, LLC

Notes to Unaudited Financial Statements

(Amounts in thousands)

Note 3.	OFS Capital WM, LLC Transaction and Subsequent Events (Continued)

	December 31, 2010
	Historical	Sale Accounting Adjustment	Pro Forma after Sale Accounting Adjustment
Assets

Investments, at fair value (cost $112,189)	$32,785	80,711	$113,496
Cash and cash equivalents	1,396		1,396
Restricted cash and cash equivalents	10,932		10,932
Receivable repledged to creditors	80,293	(80,293)	—
Interest receivable	80	277	357
Due from OFS Capital	—	363	363
Deferred financing closing costs, net of accumulated amortization of $151	3,350		3,350

	128,836	1,058	129,894

Liabilities

Revolving line of credit - Wells Fargo	48,962		48,962
Revolving line of credit - Madison Capital	20,000		20,000
Interest payable	707		707
Management fee payable	111		111
Due to affiliated entity	7		7

	69,787		69,787

Net Assets	$59,049	$1,058	$60,107

10

OFS Capital WM, LLC

Notes to Unaudited Financial Statements

(Amounts in thousands)

Note 3.	OFS Capital WM, LLC Transaction and Subsequent Events (Continued)

	For the Period September 28 through December 31, 2010
	Historical	Sale Accounting Adjustment	Pro Forma after Sale Accounting Adjustment

Investment income:
Interest	$1,726	$—	$1,726

Expenses:
Interest	707	—	707
Management fees	111	—	111
Amortization of deferred financing closing costs	151	—	151
Administrative expenses	8	—	8

	977	—	977

Net investment income	749	—	749

Net change in unrealized appreciation (depreciation) on investments	546	1,058	1,604

Net increase (decrease) in net assets resulting from operations	$1,295	$1,058	$2,353

Note 4.	Related Party Transactions

For the period September 28 through December 31, 2010, OFS Capital WM incurred $8 of administrative expenses funded by an affiliated entity of OFS Capital. As of December 31, 2010, $7 of these expenses remained outstanding, which was subsequently repaid by OFS Capital in January 2011.

The Loan Manager is a related party of the Company as it is deemed to be the Company’s primary beneficiary under the applicable provisions of ASC Topic 810 since it has the power to direct the activities of the Company that most significantly impact its economic performance. The Loan Manager charges both a senior and subordinated management fee to the Company for its services each at 0.25% of the assigned value of the underlying portfolio investments, which value is determined by the controlling lender, plus an accrued fee that is deferred until after the end of the reinvestment period of the portfolio investments. For the period September 28, 2010 through December 31, 2010, the Company incurred a total of $111 of management fee to the Loan Manager, which was accrued for at December 31, 2010.

11

OFS Capital WM, LLC

Notes to Unaudited Financial Statements

(Amounts in thousands)

Note 5.	Fair Value of Financial Instruments

The Company adopts ASC Topic 820 for measuring the fair value of the portfolio investments. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under ASC Topic 820 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 includes listed equities and listed derivatives. As required by ASC Topic 820, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and liquid loans, thinly traded and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information under the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies and general and limited partnership interests in corporate private equity and real estate funds, debt funds, funds of hedge funds and distressed debt.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Investments for which prices are not observable are generally private investments in the equity and debt securities of operating companies. The primary analytical method used to estimate the fair value of Level 3 investments is the discounted cash flow method (although in certain instances a liquidation analysis or other methodology may be most appropriate). The discounted cash flow approach to determine fair value (or a range of fair values) involves applying an appropriate discount rate(s) to the estimated future cash flows using various relevant factors depending on investment type, including assumed growth rate (in cash flows) and capitalization rates/multiples (for determining terminal values of underlying portfolio companies). The valuation based on the inputs determined to be the most reasonable and probable is used as the fair value of the investment. The determination of fair value using these methodologies may take into consideration a range of factors including, but not limited to, the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance, and financing transactions subsequent to the acquisitions of the investment. Application of these valuation methodologies involves a significant degree of judgment by management.

The fair value of equity securities in portfolio companies may also consider the market approach—that is, through analyzing, and applying to the underlying portfolio companies, market valuation multiples of publicly-traded firms

12

OFS Capital WM, LLC

Notes to Unaudited Financial Statements

(Amounts in thousands)

Note 5.	Fair Value of Financial Instruments (Continued)

engaged in businesses similar to those of the portfolio companies. The market approach to determining the fair value of a portfolio company’s equity security (or securities) will typically involve: 1) applying to the portfolio company’s trailing twelve months (or current year projected) EBITDA a low to high range of enterprise value to EBITDA multiples that are derived from an analysis of publicly-traded comparable companies, in order to arrive at a range of enterprise values for the portfolio company; 2) subtracting from the range of calculated enterprise values the outstanding balances of any debt or equity securities that would be senior in right of payment to the equity securities held by the Company; and 3) multiplying the range of equity values derived therefrom by the Company’s ownership share of such equity tranche in order to arrive at a range of fair values for the Company’s equity security (or securities). Application of these valuation methodologies involves a significant degree of judgment by management.

Due to the inherent uncertainty of determining the fair value of Level 3 investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be received or settled. Further, such investments are generally subject to legal and other restrictions or otherwise are less liquid than publicly traded instruments. If the Company were required to liquidate a portfolio investment in a forced or liquidation sale, the Company may realize significantly less than the value at which such investment had previously been recorded.

The Company’s investments are subject to market risk. Market risk is the potential for changes in the value of investments due to market changes. Market risk is directly impacted by the volatility and liquidity in the markets in which the investments are traded.

In accordance with ASC Topic 820, the following table presents information about the Company’s investments measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

	December 31, 2010
		Fair Value Measurements Using
Description	Total	Quoted Prices in Active Markets for Identical Asset (Level I)	Significant Other Observable Inputs (Level II)	Significant Other Unobservable Inputs (Level III)

Assets:
Debt investments	$32,785	$—	$—	$32,785
Money market funds *	12,328	12,328	—	—

	$45,113	$12,328	$—	$32,785

*	included in cash and cash equivalents and restricted cash and cash equivalents on the statement of assets and liabilities.

13

OFS Capital WM, LLC

Notes to Unaudited Financial Statements

(Amounts in thousands)

Note 5.	Fair Value of Financial Instruments (Continued)

The following table presents the changes in investments measured at fair value using Level 3 inputs:

	September 28 through December 31, 2010

	Debt Investments	Total

Fair value, beginning of period	$—	$—

Net change in unrealized appreciation on investments	546	546
Purchase of portfolio investments	32,537	32,537
Proceeds from principal payments of portfolio investments	(315)	(315)
Amortization of discounts and premium	17	17

Fair value, end of period	$32,785	$32,785

As of December 31, 2010, the recorded carrying amounts and estimated fair values of the Company’s financial instruments were as follows:

	Carrying Amount	Fair Value
Financial assets:
Investments	$32,785	$32,785
Cash and cash equivalents	1,396	1,396
Restricted cash and cash equivalents	10,932	10,932
Receivable repledged to creditors	80,293	81,588
Interest receivable	80	80
Deferred financing costs, net	3,350	3,350

Financial liabilities:
Revolving line of credit - Wells Fargo	$48,962	$48,962
Revolving line of credit - Madison Capital	20,000	20,000
Interest payable	707	707
Management fee and other payables	118	118

14

OFS Capital WM, LLC

Notes to Unaudited Financial Statements

(Amounts in thousands)

Note 6.	OFS Capital WM Facility

On September 28, 2010, OFS Capital WM entered into a new $180,000 secured revolving credit facility (the “WM Credit Facility”) with Wells Fargo and Madison Capital, with the class A lenders (initially Wells Fargo) providing up to $135,000 in the class A loans and the class B lenders (initially Madison Capital) providing up to $45,000 in class B loans to OFS Capital WM. The WM Credit Facility is secured by the Eligible Loans transferred to OFS Capital WM by OFS Capital on the date of the OFS Capital WM Transaction and any eligible loan assets subsequently acquired by OFS Capital WM. The loan facilities with Wells Fargo and Madison Capital have five- and six-year terms, respectively, and both facilities provide a one-year option for extension upon the approval of the class A and class B lenders. The loan facilities have a reinvestment period of two years after the closing date of the WM Credit Facility and can be extended by one year with the consent of each lender. Outstanding borrowings on the loan facilities are limited to the lesser of (1) $180,000 and (2) the borrowing base as defined by the Loan Documents. OFS Capital WM is obligated to pay interest on outstanding class A loans and class B loans on each quarterly payment date. Outstanding class A loans accrue interest at a daily rate equal to LIBOR plus 3.00%. Outstanding class B loans accrue interest at a daily rate equal to LIBOR plus 4.00%. OFS Capital WM has the right to repay loans outstanding under the facility in part from time to time. OFS Capital WM also has the right to repay the facility in full at any time. However, in the event of a repayment of the facility in full in the first or second year of the facility, OFS Capital WM is subject to a prepayment penalty of 2.0% in year one and 1.0% in year two, respectively, of the maximum facility amount. The unused commitment fee on the class A loan facility is 0.5% per annum for the first six months after the WM Credit Facility closing date and thereafter (1) 0.5% of the first $25,000 of the unused facility and (2) 2% of the balance in excess of $25,000. The unused commitment fee on the class B loan facility is 0.5% per annum.

As of December 31, 2010, the outstanding balance was $28,962 and $20,000, respectively, on the class A and class B loan facilities. In connection with the WM Credit Facility, OFS Capital WM incurred financing costs of $3,501, which are deferred and being amortized over the terms of WM Credit Facility.

Note 7.	Commitments and Contingencies

At December 31, 2010, the Company had no outstanding commitments to fund its portfolio investments.

From time to time, the Company is involved in legal proceedings in the normal course of its business. Although the outcome of such litigation cannot be predicted with any certainty, management is of the opinion, based on the advice of legal counsel, that final disposition of any litigation should not have a material adverse effect on the financial position of the Company.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

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OFS Capital WM, LLC

Notes to Unaudited Financial Statements

(Amounts in thousands)

Note 8 – Financial Highlights (To be inserted)

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OFS Capital WM, LLC

Notes to Unaudited Financial Statements

(Amounts in thousands)

Note 9.	Subsequent Events – Not Disclosed Elsewhere

In May 2009, the Company has evaluated subsequent events for potential recognition and/or disclosure through March             , 2011, the date the financial statements were available to be issued.

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